UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

DESTINY ALTERNATIVE FUND LLC

(Name of Subject Company (Issuer))

DESTINY ALTERNATIVE FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ann S. Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700

November 27, 2023

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on November 27, 2023, by Destiny Alternative Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units") in the Fund in an aggregate amount up to $1,469,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 27, 2023.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.      Holders of Units in the Fund ("Members") that desired to tender Units  or a portion thereof, for purchase were required to submit their tenders  by 11:59 p.m., Eastern Time, on December 26, 2023.

2.      As of December 26, 2023, two (2) Members validly tendered and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Units were accepted for repurchase and paid for by the Fund.

3.      The net asset value of the Units tendered pursuant to the Offer was calculated as of December 29, 2023 in the amount of $539,547.

4.      A promissory note in the amount of the purchase price of the Units or portions of Units tendered was issued to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. Two (2) Members, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid to the Members at least 95% of the Members’ unaudited net asset value of the Units tendered (the “Initial Payment”). The Fund paid the Members a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the Units tendered and purchased as of December 29, 2023 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment was paid in full following the completion of the Fund’s annual audit for the fiscal year ended March 31, 2024. An Initial Payment in the amount of at least 95% of the Members’ unaudited net asset value of the Units tendered was wired to the accounts designated by such Members in their Letters of Transmittal on March 7, 2024.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on November 27, 2023 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11

The information set forth in the Tender Offer Materials is incorporated herein by reference into the final amendment in answer to Items 1 through 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Destiny Alternative Fund LLC

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

July 12, 2024